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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

    Sirona Dental Systems, Inc.

(formerly known as Schick Technologies, Inc.)

(Name of Issuer)

    Common Stock

(Title of Class of Securities)

    806683 10 8

(CUSIP Number)

    Timothy P. Sullivan

Nicholas W. Alexos

Madison Dearborn Partners, LLC

Three First National Plaza, Suite 4600

Chicago, Illinois 60602

(312) 895-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2200

    December 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806683 10 8	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sirona Holdings Luxco S.C.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 28,347,480
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 28,347,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,347,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.52%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 806683 10 8	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sirona Holdings S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 28,347,480
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 28,347,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,347,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.52%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 806683 10 8	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDCP Global Aggregator, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 28,347,480
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 28,347,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,347,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.52%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 806683 10 8	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDP Global Investors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 28,347,480
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 28,347,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,347,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.52%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 806683 10 8	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDCP IV Global Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 806683 10 8	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDP IV Global GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2005, and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 22, 2006 and Amendment No. 2 to Schedule 13D filed with the Commission on August 12, 2009 (as amended to the date hereof, the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 3 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 1. Security and Issuer.

Item 1 of the Statement is hereby amended by deleting the existing Item 1 in its entirety and replacing it as follows:

The class of equity security to which this statement relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Sirona Dental Systems, Inc., a Delaware corporation formerly known as Schick Technologies, Inc. (the “Company”). The principal executive offices of the Company are located at 30-00 47th Avenue, Long Island City, NY 11101.

Item 2. Identity and Background.

Item 2 of the Statement is hereby amended by deleting the existing Item 2 in its entirety and replacing it as follows:

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	Sirona Holdings Luxco S.C.A. (“Luxco”), an entity organized under the laws of the Grand Duchy of Luxembourg, by virtue of its direct beneficial ownership of shares of Common Stock of the Company;

(ii)	Sirona Holdings S.A. (“Luxco Manager”), an entity organized under the laws of the Grand Duchy of Luxembourg, by virtue of its being the sole manager of Luxco;

(iii)	MDCP Global Aggregator, L.P. (“MDCP Global Aggregator”), a Delaware corporation, by virtue of its being the controlling shareholder of Luxco Manager;

(iv)	MDP Global Investors Limited (“MDP Global Investors”), a company incorporated in the Cayman Islands with limited liability, by virtue of its being the sole general partner of MDCP Global Aggregator;

(v)	MDCP IV Global Investments LP (“MDCP IV Global Investments”), a Cayman Islands limited partnership, by virtue of its being the former controlling shareholder of Luxco Manager; and

(vi)	MDP IV Global GP, LP (“MDP IV Global GP”), a Cayman Islands limited partnership, by virtue of its being the sole general partner of MDCP IV Global Investments,

all of whom are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated December 11, 2009, a copy of which is filed with this Schedule 13D/A as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Amendment jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Amendment shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Amendment held by any other person.

Certain information required by this Item 2 concerning the executive officers and directors of Luxco Manager and MDP Global Investors is set forth on Schedule A attached hereto, which is incorporated herein by reference.

The address of the principal business office of Luxco is C/o SGG S.A., 412F, route d’Esch, L-1030, Luxembourg, Grand Duchy of Luxembourg. The address of the principal business office of Luxco Manager is C/o SGG S.A., 412F, route d’Esch, L-1030 Luxembourg, Grand Duchy of Luxembourg. The address of the principal business office of each of MDCP IV Global Investments, MDP IV Global GP and MDP Global Investors is c/o Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands. The address of the principal business office of MDCP Global Aggregator is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Since 4600, Chicago, Illinois 60602.

Luxco was formed in June of 2005 to acquire Blitz 05-118 GmbH, a corporation established under the laws of the Federal Republic of Germany and to be renamed Sirona Holding GmbH (“Sirona”). Sirona is a parent of Sirona Dental Systems GmbH, which is a manufacturer of dental equipment including treatment units, instruments, dental imaging systems and dental CAD/CAM systems. Luxco Manager is engaged primarily in the business of serving as the manager for Luxco. MDCP Global Aggregator was formed to simplify certain U.S. withholding tax certification requirements. The ultimate general partner with voting and dispositive power with respect to the shares of Common Stock reported herein remains the same. MDP Global Investors is engaged primarily in the business of serving as the general partner of MDCP Global Aggregator. MDCP IV Global Investments is a private equity investment fund, which has transferred its shares in Luxco Manager to MDCP Global Aggregator. MDP IV Global GP is engaged primarily in the business of serving as the general partner of MDCP IV Global Investments.

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On December 11, 2009, Luxco announced its intention to sell 7,100,000 of the 28,347,480 shares of Common Stock of the Company it holds to Barclays Capital. On December 11, 2009, Luxco entered into an underwriting agreement with Barclays Capital to sell 7,100,000 shares of Common Stock at a price per share of $32.15 in a firm commitment underwritten public offering. In connection with such offering, Luxco granted the underwriters an option to purchase up to an additional 1,102,500 shares to cover over allotments for up to 30 days. Additional information regarding the terms of such offer are set forth in the prospectus supplement filed by the Company with the Commission on December 11, 2009. A shelf registration statement relating to the foregoing has previously been filed with, and declared effective by the Commission. Luxco has agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of its shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock for the 60 day period following the date of the prospectus supplement relating to the offering.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended by deleting the existing Item 5 in its entirety and replacing it as follows:

(a)—(b) Luxco has the shared power to vote and dispose of 28,347,480 shares of Common Stock, constituting approximately 51.52% of the outstanding Common Stock. Luxco Manager, as the sole manager of Luxco, may also be deemed to share the power to vote and dispose of the shares of Common Stock. MDCP Global Aggregator, as the controlling shareholder of Luxco Manager, and MDP Global Investors, as the sole general partner of MDCP Global Aggregator, may be deemed to have the shared power to vote and dispose of the shares of Common Stock held by Luxco. As of December 10, 2009, MDCP IV Global Investment and MDP IV Global GP do not have voting or dispositive power of any shares of Common Stock, following the contribution of MDCP IV Global Investment’s interests in Luxco Manager to MDCP Global Aggregator.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein. The filing of this Schedule 13D/A by Luxco, Luxco Manager, MDCP Global Aggregator, MDCP IV Global Investments, MDP IV Global GP and MDP Global Investors shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock.

All of the percentages calculated in this Schedule 13D/A are based upon an aggregate of 55,021,638 shares of Common Stock outstanding as of December 9, 2009, as provided by the Company. All numbers do not give effect to the sale reported in Item 4, which is expected to close on December 16, 2009.

(c) There have been no transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

(d) To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) As disclosed above, MDCP IV Global Investment and MDP IV Global GP ceased to have voting or dispositive power with respect to the Common Stock on December 10, 2009.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

The description of Luxco’s intent to sell a portion of the shares of Common Stock of the Company held by it described in Item 4 of this Schedule 13D/A is hereby incorporated by reference.

On December 10, 2009, Luxco entered into a letter agreement with Jeffrey Slovin, attached hereto as Exhibit D, pursuant to which Luxco agreed to make a payment to Mr. Slovin in exchange for his agreement to sell up to 250,000 shares of Common Stock in an offering coordinated by Luxco. The amount to be paid is the difference between the amount received by Mr. Slovin in an underwritten offering by Luxco of its shares of Company common stock in which Mr. Slovin participates and the net after tax proceeds Mr. Slovin would have received if he had sold his shares in an open market transaction. Mr. Slovin will sell the 250,000 shares of Common Stock in the offering disclosed under Item 4.

On December 10, 2009, MDCP IV Global Investments entered into a contribution agreement and contributed all of its interest in Luxco Manager to MDCP Global Aggregator to simplify certain U.S. withholding tax certification requirements.

Item 7. Material to be filed as Exhibits.

Item 7 of the Statement is hereby amended by deleting the existing Item 7 in its entirety and replacing it as follows:

Exhibit A	Schedule 13D Joint Filing Agreement, dated December 11, 2009, by and among Luxco, Luxco Manager, MDCP Global Aggregator, MDCP IV Global Investments, MDP IV Global GP and MDP Global Investors.

Exhibit B	Exchange Agreement, dated as of September 25, 2005, by and among Luxco, Sirona and the Company (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on September 26, 2005).

Exhibit C	Registration Statement, dated as of June 20, 2006, between Luxco and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Commission on June 20, 2006).

Exhibit D	Letter Agreement, dated as of December 10, 2009, between Luxco and Jeffrey Slovin.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: December 11, 2009

SIRONA HOLDINGS LUXCO S.C.A.

By:	Sirona Holdings S.A.
Its:	Manager

By:	/S/ NICHOLAS ALEXOS
Name:	Nicholas Alexos
Its:	A Director

SIRONA HOLDINGS S.A.

By:	/S/ NICHOLAS ALEXOS
Name:	Nicholas Alexos
Its:	A Director

MDCP GLOBAL AGGREGATOR, L.P.

By:	MDP Global Investors Limited
Its:	General Partner

By:	/S/ NICHOLAS ALEXOS
Name:	Nicholas Alexos
Its:	Managing Director

MDCP IV GLOBAL INVESTMENTS LP

By:	MDP IV Global GP, LP
Its:	General Partner

By:	MDP Global Investors Limited
Its:	General Partner

By:	/S/ NICHOLAS ALEXOS
Name:	Nicholas Alexos
Its:	Managing Director

MDP IV GLOBAL GP, LP.

By:	MDP Global Investors Limited
Its:	General Partner

By:	/S/ NICHOLAS ALEXOS
Name:	Nicholas Alexos
Its:	Managing Partner

MDP GLOBAL INVESTORS LIMITED

By:	/S/ NICHOLAS ALEXOS
Name:	Nicholas Alexos
Its:	Managing Director

SCHEDULE A

Directors and Executive Officers of Luxco Manager: Luxco Manager is the sole manager of Luxco and is governed by a Board of Directors consisting of two A Directors and two B Directors. The two A Directors are Timothy P. Sullivan and Nicholas W. Alexos, both of whom are Managing Directors of MDP Global Investors. The two B Directors are Sandrine vanWaveren and Michel Raffoul, both of whom are employees of Services Généraux de Gestion S.A., an independent business service company that performs certain services for Luxco Manager. The principal business address of Timothy P. Sullivan and Nicholas W. Alexos, each of whom is a United States citizen, is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, Chicago, Illinois 60602, telephone (312) 895-1000. The principal business address of Sandrine vanWaveren, who is a citizen of France and a resident of Luxembourg, and Michel Raffoul, who is a citizen of France and a resident of Luxembourg, is c/o SGG S.A., 412F, route d’Esch, L-1030 Luxembourg, Grand Duchy of Luxembourg.

Persons Controlling MDP Global Investors: MDP Global Investors is the sole general partner of MDCP Global Aggregator, which is the controlling shareholder of Luxco Manager. The following are the members of MDP Global Investors: Paul R. Wood, Thomas R. Reusche, Cynthia Reusche, David F. Mosher, John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, James N. Perry Jr., Benjamin D. Chereskin, Timothy P. Sullivan, Nicholas W. Alexos, Justin S. Huscher, Robin P. Selati, Thomas S. Souleles and Gary J. Little GST Exempt Marital Trust. The principal business address of each of these individuals is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, Chicago, Illinois 60602, telephone (312) 895-1000. Each member of MDP Global Investors is a United States citizen.

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Date: December 11, 2009

SIRONA HOLDINGS LUXCO S.C.A.

By:	Sirona Holdings S.A.
Its:	Manager

By:	/S/ NICHOLAS ALEXOS
Name:	Nicholas Alexos
Its:	A Director

SIRONA HOLDINGS S.A.

By:	/S/ NICHOLAS ALEXOS
Name:	Nicholas Alexos
Its:	A Director

MDCP GLOBAL AGGREGATOR, L.P.

By:	MDP Global Investors Limited
Its:	General Partner

By:	/S/ NICHOLAS ALEXOS
Name:	Nicholas Alexos
Its:	Managing Director

MDCP IV GLOBAL INVESTMENTS LP

By:	MDP IV Global GP, LP
Its:	General Partner

By:	MDP Global Investors Limited
Its:	General Partner

By:	/S/ NICHOLAS ALEXOS
Name:	Nicholas Alexos
Its:	Managing Director

MDP IV GLOBAL GP, LP.

By:	MDP Global Investors Limited
Its:	General Partner

By:	/S/ NICHOLAS ALEXOS
Name:	Nicholas Alexos
Its:	Managing Partner

MDP GLOBAL INVESTORS LIMITED

By:	/S/ NICHOLAS ALEXOS
Name:	Nicholas Alexos
Its:	Managing Director

December 10, 2009

Mr. Jeffrey Slovin

6 Hazen Street

Pelham Manor, New York

10803

Dear Jeffrey:

This letter shall memorialize our respective agreements with respect to the sale of shares of common stock (“Common Stock”) of Sirona Dental Systems, Inc. (“Sirona”) by you on or before March 31, 2010 (the “End Date”).

1. You have agreed that you will not, directly or indirectly, for a period commencing on the date of this letter through the End Date, without the prior written consent of Sirona Holdings Luxco S.C.A. (“Luxco”), offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, except through a coordinated offering (“Luxco Co-Sale”) with Luxco. In addition, you have agreed to use your reasonable best efforts to assist in the successful marketing of any Luxco Co-Sale. Notwithstanding the foregoing, the prohibitions set forth in this paragraph shall expire in the event the JS shares are sold in a Luxco Co-Sale prior to the end date.

2. Luxco agrees to include 250,000 shares of Common Stock owned by you (the “JS Shares”) in any sale of shares of Common Stock by Luxco on or before the End Date.

3. Luxco acknowledges that the after-tax, net proceeds realized by you from your sale of the JS Shares in a Luxco Co-Sale may be less than the after-tax net proceeds that would have been realized by you through market sales of the JS Shares prior to a Luxco Co-Sale, and that this may occur for a variety of reasons, including changes in the market price of the Common Stock, the amount of commissions or discounts applied to a Luxco Co-Sale or changes in applicable federal, state or local taxes. Accordingly, with respect to the sale of the JS Shares by you in a Luxco Co-Sale, Luxco agrees to pay you an amount in cash (the “True Up Amount”) such that (x) the sum of (i) the net proceeds realized by you from a sale of the JS Shares in a Luxco Co-Sale (“Luxco Net Proceeds”) and (ii) the True Up Amount (in each case on an after-tax basis, recognizing that the proceeds from the sale of the JS Shares are expected to be taxed at long-term capital gain rates, and the True Up Amount is expected to be taxed at ordinary income rates), equals (y) the after-tax, net proceeds that would have been realized by you by selling the JS Shares on the open market at the Volume Weighted Average Price (defined below), using $0.05 per share of Common Stock as the assumed commission rate (“JS Net Proceeds”) on or prior to December 31, 2009. Thus, the Luxco Net Proceeds plus the True Up Amount should equal the JS Net Proceeds. If in fact Luxco Net Proceeds are equal to or greater than the JS Net Proceeds, then no True Up Payment shall be payable by Luxco to you. The True Up Amount, if any, will be paid to you at, or soon as practicable (but not more than 5 days) after the time of the Luxco Co-Sale. Notwithstanding anything to the contrary contained herein, the True Up Amount shall be limited to $1,000,000 (representing $4.00 per share) (the “True Up Cap”).

4. By way of example, if it is assumed that (i) long term capital gain rate is 20% and ordinary income tax rate is 40% plus in either case state and local taxes (although actual rates will differ), (ii) JS Shares equals 250,000, (iii) the Average Price is $34.00, and (iv) commission rate is $0.05 per share, then JS Net Proceeds equals $6,790,000 ($8,500,000 gross proceeds, less $12,500 aggregate commission, less long term capital gain tax at 20% rate). If it is further assumed that Luxco Net Proceeds equals $6,400,000 (assumed Luxco gross proceeds of $8,000,000, or $32.00 per share, less long term capital gain tax at 20% rate), then JS Net Proceeds exceeds Luxco Net Proceeds by $390,000. Accordingly, the True Up Amount would equal $650,000 (calculated by dividing $390,000 by (1 minus 0.40, where 40% is the assumed federal ordinary income tax rate).

5. “Average Price” means, the average of the low, high and closing prices for a share of Sirona Common Stock trades on Nasdaq, for the four trading day period from December 8, 2009 through December 10, 2009.

6. If a sale of shares of Common Stock by Luxco (that includes the JS Shares) does not occur or before the End Date, the True Up Amount shall be due payable pursuant to the terms contained herein, in connection with any sale of the JS Shares (and no other shares) subsequent to the End Date.

7. This Agreement and performance hereunder shall be governed by the laws of the State of New York. This Agreement may be executed in any number of counterparts by the parties and delivered in person or by telecopier, each of which, when so executed and delivered, shall be deemed an original, but such counterparts shall together constitute but one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement, as of the date first written above, by their duly authorized representatives.

Sirona Holdings Luxco S.C.A.

By:	/s/ Timothy Sullivan
Name:	Timothy Sullivan
Title:	A Director

Acknowledged and Agreed:

/s/ Jeffrey Slovin
Jeffrey Slovin